Form N-SAR
Attachment for Item #77C
Matters Submitted to a Vote of Security Holders

THE MAINSTAY FUNDS
811-04550
For Period Ended 4/30/17

MAINSTAY MAP EQUITY FUND
a series of The MainStay Funds

(a)	The date of the meeting and whether it was an
annual or special meeting;
Pursuant to notice, a special meeting of shareholders
("Special Meeting") of the MainStay MAP Fund
("Fund") , a series of The MainStay Funds, was held at the offices of New York Life Investment
Management, Inc. ("New York Life Investments"), 51
Madison Avenue, New York, New York 10010 on
March 31, 2017 at 10:00 a.m.

(b)	If the meeting involved the election of trustees, state
the name of each trustee elected at the meeting and
the names of all other trustees now in office;
N/A.
(c)	Describe each matter voted upon at the meeting and
state the number of affirmative votes and the
number of negative votes cast with respect to each
matter;
1.	To approve a new subadvisory agreement between
New York Life Investments, the Funds investment manager, and Epoch Investment Partners, Inc.

The proposal was passed by the shareholders, as confirmed by the Inspector of Elections.

The following is a summary of how the votes on the proposal presented before the Special Meeting held on March 31, 2017 were cast. There were no votes cast in person at the Special Meeting.



Votes For
Votes Against
Abstentions
Total
19,948,980
291,738
639,365
20,880,083